Exhibit 99.1

WESTERN COPPER AND GOLD FILES FEASIBILITY STUDY ON CASINO PROJECT

VANCOUVER, BC, Aug. 9, 2022 /CNW/ - Western Copper and Gold Corporation (the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce that it has filed a technical report titled "Casino Project, Form NI 43-101F1 Technical Report Feasibility, Yukon, Canada" with an effective date of June 13, 2022 (the "Report").

The Report summarizes the results of a feasibility study on the Casino copper-gold project, which results were first reported by the Company in a news release dated June 28, 2022.

The Report is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and is also posted on the Company's website (www.westerncopperandgold.com).

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

SOURCE Western Copper and Gold Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2022/09/c1575.html

%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 07:00e 09-AUG-22